NO ACT

DC
PE
1-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041709

Received SEC
MAR 05 2008
Washington, DC 20549

March 5, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/5/2008

Re: The Dow Chemical Company
Incoming letter dated January 8, 2008

Dear Mr. Mueller:

This is in response to your letter dated January 8, 2008 concerning the shareholder proposal submitted to Dow by the Free Enterprise Action Fund. We also have received a letter on the proponent's behalf dated January 10, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 10 2008
THOMSON
FINANCIAL

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 8, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of the Free Enterprise Action Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company ("Dow"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the Free Enterprise Action Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Dow intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Dow pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that Dow's Board of Directors (the "Board") prepare a "Global Warming Report," which may describe how Dow's actions to "reduce its impact on global climate change [have] affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events disasters avoided." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because Dow has already substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because Dow Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because Dow has published a report on global warming that substantially implements the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management . . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); *see also* Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983).

Applying this standard, the Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available March 28, 1991) (involving a proposal requesting the company to adopt a set of environmental guidelines which involve implementing operational and managerial programs as well as making provision for periodic assessment and review). In the *Texaco* letter, the proponents argued that Texaco had fallen far short of implementing the specific set of environmental guidelines advocated by the proponents, because the proponent asserted that Texaco had not satisfied the inspection, public disclosure or substantive commitments that the proposal specifically sought. Instead of evaluating whether Texaco had adopted "the specific set of environmental guidelines" advocated in the proposal, as asserted in the Proponent's Response, the Staff evaluated the policies, practices and procedures adopted by Texaco with those advocated by the proposal, and determined that the proposal had been substantially implemented because Texaco's policies, practices and procedures "compared favorably" with the guidelines of the proposal.

Thus, in the context of proposals that request reports, the Staff has concurred that a proposal is substantially implemented when the company has issued a report that addresses the essential objectives of the proposal. *See, e.g., Exxon Mobil Corporation* (avail. Mar. 18, 2004) and *Xcel Energy Inc.* (avail. Feb. 17, 2004) (each concurring that the issuer had substantially implemented a proposal requesting the company to report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions).

In the instant case, the Proposal requests that Dow prepare a "Global Warming Report" and suggests that the report "may describe and discuss how action taken to date by Dow to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided." The supporting statement to the Proposal further states, "Shareholders want to know how Dow's actions relating to global warming may be improving global climate."

Dow has stated in the Management's Discussion and Analysis section of its annual report for 2006 on Form 10-K that it is committed to reducing its greenhouse gas ("GHG") intensity (pounds of GHG per pound of product), developing climate-friendly products and processes and, over the longer term, implementing technology solutions to achieve even greater climate change improvements. Thus, Dow is committed to addressing climate change on two fronts: by improving its own manufacturing processes, and by developing products and providing innovations that lead to energy alternatives, less carbon intensive raw material sources, and other solutions to climate change.

In furtherance of its commitments, Dow has published a collection of materials[1] on its publicly available website related to global warming under the heading "Our Commitments; Commitment to the Planet; Climate Change" (collectively, the "Global Warming Information"), located at http://www.dow.com/commitments/goals/climate.htm, including:

- A report (the "Report") titled "Working to Solve the World's Energy and Climate Challenges," a copy of which is attached hereto as Exhibit B. This Report contains sections addressing: (1) Dow's energy and climate change core principles, (2) Dow's beliefs regarding global climate change, (3) the challenges posed by climate change and how Dow will contribute to solving them, (4) Dow's specific goals for the future, including its goal of reducing greenhouse gas emissions by 2.5% per year between 2005 and 2015, (5) a section entitled "The Spirit and the Promise" which sets forth additional commitments Dow has made to address climate change, and (6) Dow's "Contributions to Date," which describe and quantify the impact of Dow's actions to date relating to global warming and how they may be affecting global climate.

- A report specifying Dow's year 2015 and 2025 goals for addressing climate change.

- A report summarizing Dow's support for the Wedge Stabilization Model to address global climate change. This model calls for multiple solutions among multiple wedges, as outlined by Princeton Professors Socolow and Pacala in their article, "A Plan to Keep Carbon in Check," which appeared in the September 2006 issue of *Scientific American*.

We note that the Proposal indicates that the requested report "may describe how action taken to date by Dow to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided." The Proposal does not require that such information be included in the requested report. Nevertheless, the Report addresses this suggestion by

---

[1] Dow's substantial implementation of the Proposal by publishing a set of materials on its website is comparable to the numerous instances in which the Staff has concurred that numerous disclosures on a company's website relating to sustainability issues substantially implemented a proposal requesting a sustainability report. *See Honeywell International Inc.* (avail. Feb. 21, 2007); *Raytheon Co.* (avail. Jan. 25, 2006). Similarly, the components of Dow's Global Warming Information are presented in such close proximity and are so easily accessible via the "Climate Change" page in the "Our Commitments; Commitment to the Planet" section of Dow's website that they should be deemed to be delivered in one "envelope." *See* Securities Act Release No. 7856, "SEC Interpretation: Use of Electronic Media" (Apr. 28, 2000).

describing the results of actions taken by Dow to date to address factors affecting global climate change. For example, in addition to presenting a number of graphs on the results of Dow's actions to date, the Report states:

- From 1995 to 2005, Dow has reduced its energy intensity (Btu per pound of product) by 22%, saving 900 trillion Btu, which is enough to power eight million homes for a full year. Since 1990, Dow has reduced its energy intensity by more than 38%.
- Dow has reduced its absolute GHG emissions by more than 20% since 1990, a more rapid reduction than required by Kyoto Protocol targets.
- GHG emission reductions achieved through the use of Dow products have more than offset the GHGs produced during the manufacture of those products. For example, Dow Automotive products reduce vehicle weight, thus improving fuel economy. And Dow Building solutions save energy. One square foot of one-inch-thick Styrofoam will save one ton of CO2 emissions over the average life of a house. Hundreds of millions of metric tons of CO2 emissions are averted each year through the use of Styrofoam® products alone.

Dow's website also states:

> As a world leader in chemistry, Dow is uniquely positioned to continue to provide innovations that lead to energy alternatives, less carbon intensive raw material sources, and other solutions not yet imagined. In fact, our science and technology has been contributing solutions to the global climate change and energy challenges since 1990. Our science has led to the development of alternative energy sources such as biofuels, photovoltaics and wind. Our products contribute to reduced energy consumption.

This language expressly addresses "how actions taken to date by Dow to reduce its impact on global climate change has affected global climate." While Dow does not describe the impact of its actions in the precise terms suggested by the Proposal, as demonstrated by the precedent in *Texaco* discussed above, a company can satisfy the standard of having substantially implemented a proposal for purposes of Rule 14a-8(i)(7) without having to implement the proposal in precisely the manner requested.

In fact, the Staff has on a number of occasions concurred that disclosures provided by a company substantially implement a proposal seeking a report, even when the disclosures are not of the nature that the proponent would prefer. *See Raytheon Co.* (avail. Jan. 25, 2006) (concurring that a proposal calling for a sustainability report could be excluded under Rule 14a-8(i)(10), over proponent's objection that the report proffered by the company "fails to include basic objective data concerning the environment, human rights and corporate responsibility"); *Exxon Mobil Corp.* (avail. Mar. 23, 2007) (concurring that a proposal calling for a report on the company's response to "pressure to develop renewable energy technologies and products" could be excluded under Rule 14a-8(i)(10), over proponent's objection that the report proffered by the company was insufficient because it failed to adequately discuss renewable energy); *Honeywell International, Inc.* (avail. Feb. 21, 2007) (concurring that a proposal calling for a sustainability report could be excluded under Rule 14a-8(i)(10), over proponent's objection that the report proffered by the company "wholly fails to meet" the requirements of the proposal); *Honeywell International, Inc.* (avail. Feb. 21, 2006) (concurring that a proposal calling for a sustainability report could be excluded under Rule 14a-8(i)(10), over proponent's objection that the report proffered by the company was insufficient because it was no more than "a sketchy marketing presentation, with little or no data or analysis"); *Exxon Mobil Corp.* (avail. Mar. 18, 2004) (concurring that a proposal calling for a report "on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions" could be excluded under Rule 14a-8(i)(10), over proponent's objection that the report proffered by the company was not responsive to the proposal).

In addition, the Global Warming Information is distinguishable from instances in which the Staff has refused to concur that a company's report on global warming substantially implemented a stockholder proposal. For example, in *General Motors Corp.* (avail. Mar. 30, 2006), the Staff was unable to concur that the company could exclude pursuant to Rule 14a-8(i)(10) a proposal calling for an annual "Scientific Report on Global Warming/Cooling," which "would include" information on five specified points. The company requested no-action relief, claiming that it had substantially implemented the proposal in the form of a previously published report. In response, the proponent identified five specific pieces of information that were required by the proposal but were not provided in the company's proffered implementation. In contrast, the Proposal does not request any specific information; it simply requests a "Global Warming Report," which "may include" certain information at the Board's discretion, and Dow's Report does in fact provide information on the topic suggested by the Proposal. Therefore, unlike in *General Motors*, there are no discrepancies between the information required by the Proposal and the information provided by Dow's implementation. Instead, the Global Warming Information "compare[s] favorably with the guidelines of the [P]roposal."

For these reasons, we believe that the Global Warming Information substantially implements the essential objective of the Proposal, and the Proposal may properly be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Dow excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, Dow agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Dow only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or Thomas E. Moran, Dow's Assistant Secretary and Counsel, at (989) 638-2176.

Sincerely,

Ronald O. Mueller

ROM/rez
Enclosures

cc: Thomas E. Moran, The Dow Chemical Company
Steven J. Milloy, Action Fund Management, LLC

100347442_7.DOC

EXHIBIT A

action fund
management.LLC
12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

Post-it® Fax Note 7671	Date 11/20/07 # of pages ▶ 2
To Charles Kalil	From Steven Milloy
Co./Dept.	Co. AFM PEPIOX
Phone #	Phone # 301 258-2852
Fax # 989 638 9397	Fax #

Received

NOV 20 2007

C.J. K.
Legal Dept.

BY FAX

November 20, 2007

Charles J. Kalil
Senior Vice President, General Counsel & Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Dow Chemical Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 813 shares of the Company's common stock, 497 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of PepsiCo Common Stock

Attachment: Shareholder Proposal: Global Warming Report

Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by Dow to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.

Supporting Statement:

Dow says on its web site that it supports action on global warming. Dow is a member of the U.S. Climate Action Partnership (USCAP), a group that lobbies for global warming regulation.

But scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature. *See e.g.*, http://youtube.com/watch?v=XDI2NVTYRXU.

Even assuming for the sake of argument that atmospheric carbon dioxide levels affect global temperatures, the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide over the next 90 years. *See e.g.*, http://www.epa.gov/climatechange/downloads/s1766analysispart1.pdf and http://www.junkscience.com/ByTheJunkman/20071004.html.

So U.S. greenhouse gas regulation is not likely to discernibly affect global climate in the foreseeable future.

Global warming regulation is expected to harm the economy. The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade — a type of greenhouse gas regulation promoted by USCAP — would reduce economic growth. *See e.g.*, http://www.junkscience.com/failure_to_disclose.pdf.

Shareholders want to know how Dow's actions relating to global warming may be improving global climate.

The Dow Chemical Company
Midland, Michigan 48674
USA

2030 Dow Center

November 21, 2007

Via Overnight Mail

Steven J. Milloy
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

Stockholder Proposal for Global Warming Report

Dear Mr. Milloy:

By way of this letter, we wish to acknowledge timely receipt on November 20, 2007, of a stockholder proposal from the Action Fund Management, LLC that you are submitting for the 2008 Annual Meeting of Stockholders of The Dow Chemical Company ("Dow"). The proposal calls for a Global Warming Report.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date, we have not received such proof of ownership.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. For your reference, please find enclosed a copy of Rule 14a-8.

Dow's Annual Meeting will be held on May 15, 2008, in Midland, Michigan.

Sincerely,

Thomas E. Moran
Assistant Secretary
Phone: 989-638-2176
Fax: 989-638-1740

TEM/lld

Enclosure: Rule 14a-8

EXHIBIT B

Our Commitments

Climate Change

The Imperative

Providing humanity with a sustainable energy supply while addressing climate change is the most urgent environmental issue our society faces.

Dow's Position on Climate Change

Dow operates at the nexus between energy and all the manufacturing that occurs in the world today. Over 90% of the products made have some level of chemistry in them, so no one has more at stake in the solution - or more of an ability to have an impact on - the overlapping issues of energy supply and climate change than we do.

Dow will be implementing its solutions in the context of the wedge stabilization model developed by Professors Robert Socolow and Stephen Pacala of Princeton University. We will hold ourselves accountable to apply our innovation and expertise in helping to solve the world's GHG and energy challenges.*

As a world leader in chemistry, Dow is uniquely positioned to continue to provide innovations that lead to energy alternatives, less carbon intensive raw material sources, and other solutions not yet imagined. In fact, our science and technology has been contributing solutions to the global climate change and energy challenges since 1990. Our science has led to the development of alternative energy sources such as biofuels, photovoltaics and wind. Our products contribute to reduced energy consumption.

Dow Energy and Climate Change Vision Paper (148KB PDF)



Dow's Promise

Dow's vision on overall sustainability is reflected in our 2015 Sustainability Goals - a public commitment that we hold ourselves fearlessly accountable in the pursuit of solutions to the climate change, energy and other pressing world challenges.

Our promise is that we will measure and report our progress against this for the next twenty years.

- We will leverage the strength of the human element in our laboratories around the world and make unprecedented financial investments in R&D to achieve breakthrough solutions that will slow, stop and reverse global warming.

- Dow will advocate for an international framework that establishes clear pathways to slow, stop, and *reverse emissions by all major carbon dioxide-emitting countries.*

- Dow will advocate for and participate in the monetization of carbon in fair marketplaces, a critical objective in establishing country market mechanisms for cost-effective carbon management. Each country should be allowed to establish their own systems with targets set fairly for each industry sector.

- Wherever we operate, we are enabled by the energy and feedstocks available to that country through its own governmental policies. We will advocate for governmental policies that generate the most energy efficient and least GHG intensive processes and products possible. Further, Dow pledges to be the most the effective and efficient producer using available energy and feedstocks, wherever we operate.

- Dow will continue to advance and bring its world-class know-how and expertise in energy efficiency and conservation to other companies and countries that are earlier in the technology cycle in order to deliver more rapid progress in reducing the world's GHG emissions.

- We will continue to focus R&D and engineering resources on improving yields and energy efficiency of our processes. This will enable Dow to attain even lower energy intensity targets, and we will be recognized as the efficiency leader.

**Visit their webpages for more information and links to articles describing the Wedge Stabilization model.*


Hu

To Learn More:

Dow's Support For The Wedge Stabilization Model

Dow's Contributions To Date

Dow's 2015/2025 Goals For Addressing Climate Change

We invite you to track our progress.

Contact Us



Working to Solve the World's Energy and Climate Challenges

Working to Solve the World's Energy and Climate Challenges

Energy and Climate Change Core Principles

Providing humanity with a sustainable energy supply while addressing climate change is one of the most urgent environmental issues the world faces. Dow is leveraging the strength of the Human Element in our laboratories and facilities around the world to achieve technological breakthroughs that will help address climate change, energy efficiency, conservation and security of supply.

Dow's vision is reflected in our 2015 Sustainability Goals — a public commitment to hold ourselves accountable in the pursuit of solutions to pressing global challenges including climate change and energy. We are making significant financial investments in R&D to achieve breakthrough solutions that will contribute to the slowing, stopping and reversal of the rate at which greenhouse gases are being emitted.

Dow operates at the nexus between energy and all the manufacturing that occurs in the world today. More than 96% of all manufactured products have some level of chemistry in them. As the premier chemical producer and one of the largest industrial energy users, no one has more at stake in the solution — or more of an ability to have an impact on — the overlapping issues of energy supply and climate change than we do. Dow is uniquely positioned to continue to innovate concepts that lead to energy alternatives, less carbon-intensive raw material sources, and other products and solutions not yet imagined.

Dow is one of the biggest producers in the world of products that reduce energy use. We are recognized as a leader in conservation and energy efficiency, and as stewards of the science of chemistry and innovation, we bring real solutions to the table.

Dow's efforts in the development of alternative energy sources, such as solar power, are resulting in groundbreaking applications that will have global implications. Dow envisions a future of reliable, affordable and sustainable energy that enables economic growth and stability.

Dow will implement its solutions in the context of the wedge stabilization model developed by Princeton University professors Robert Socolow and Stephen Pacala. This model provides a framework for utilizing existing technologies and practices and developing new technologies that will lead to a world in carbon equilibrium.

We are committed to put these important challenges at a center stage in our company and we will continue to strongly contribute to the debate, to the policy development process, and to the solutions on these issues.

Global Climate Change: Dow's Beliefs

Dow accepts the U.N. Intergovernmental Panel on Climate Change's (IPCC) conclusion that it is very likely that human activities are contributing to global warming. If left unchecked, the increase in GHGs poses a significant risk. We believe the threat warrants bold action with clear, long-term performance

About The Dow Chemical Company

Dow is a diversified chemical company that harnesses the power of science and technology to improve living daily. The Company offers a broad range of innovative products and services to customers in more than 175 countries, helping them to provide everything from fresh water, food and pharmaceuticals to paints, packaging and care products. Built on a commitment to its principles of sustainability, Dow has annual sales of $49 billion and employs 43,000 people worldwide. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. To learn more visit www.dow.com.

objectives. The world's response must be comprehensive, far ranging and expeditious. In the long term, renewable and alternative energy will play a significant role in meeting the world's energy needs and will have a positive impact on climate change. Accelerating technology development is critical, and must be based on the economic and ecological sustainability of those solutions across their life cycle.

Until alternative technologies become a larger part of the energy mix, traditional fossil fuels (oil, natural gas and coal) will remain critical to meeting demand and feedstock needs. Efficient use of these limited resources with an emphasis on carbon management must be a strong component of any climate change strategy. Dow also believes that nuclear power is an essential technology that must be expanded as more R&D is done on safe handling and fuel reprocessing.

The long-range nature of technology development and commercial maturity requires different solutions over successive timeframes to meet the climate change challenge. The effect of climate change is global and will require immediate action by all major GHG emitting industry sectors and countries. We advocate for a global climate change strategy that calls for sharp, firm, and direct action now to dramatically slow, stop, and then reverse the growth of greenhouse gas levels in the atmosphere. Delivering the world to future generations in a viable state is a responsibility we all have.

Challenges, and How Dow Will Contribute to Solving Them

Energy is the single most powerful engine of growth and prosperity in our society today. Its production and use will increase dramatically over the next few decades to serve the needs of the industrialized world, and even more so to meet the rising demand of the developing world. Add to this the growing relationship between sustainable energy and a sustainable water supply to all, and we conclude that this is the most urgent environmental issue our society faces.

The world must address climate change by accelerating the development and deployment of new technology to optimize fossil fuel use and to enable environmentally responsible production while minimizing GHG emissions. This is a challenge for countries and for humankind as a whole, and needs to rely on transparent and competitive energy markets.

Leverage Expertise on Efficiency. Dow is a firm believer that energy saved is energy produced. Dow will continue to leverage its expertise in energy conservation to other companies and countries as it improves the efficiency of its own fossil fuel utilization and emissions.

Dow products like Styrofoam™, which saves more energy each year than the Company uses to produce all products, contribute to greater energy efficiency. Dow Automotive contributes solutions to reduce vehicle weight, thus improving fuel economy, while innovations like its diesel particulate filter reduces emissions and enhances fuel efficiency.

Dow is working on an application that will allow diesel vehicles to exceed increasingly stringent environmental standards. This could lead to increased use of diesel vehicles which have better overall energy efficiency than spark-ignition vehicles.

In the U.S. alone, a 25% improvement in the nation's energy efficiency – similar to what Dow accomplished over the last ten years – could eliminate the equivalent Btu imported into the U.S. today from the entire Persian Gulf region.

Bring Low-Carbon Energy to Market. Dow will continue to develop innovative products and technologies that enable the use of renewable sources of energy. We will seek partners in the legislative, regulatory and environmental arenas to assist us in promoting rules that reward the development and use of renewable energy, as well as alternative sources that have smaller carbon footprints. Dow believes this will make a significant contribution to long-term energy supply while reducing impact on the global climate.

Solar power panels (photovoltaics) offer the most promising opportunity to significantly change the mix of energy options and is a technology in which Dow is uniquely advantaged to help achieve a breakthrough. Dow will invest over $100MM to enable the use of Building Integrated Photovoltaic

(BIPV) roofing and other building materials that show great promise in powering homes and buildings efficiently. In addition, we will begin to transition to lower CO_2-emitting technologies.

Greener, More Diverse Fuels and Feedstocks. Dow will lead an effort to advocate solutions that ensure fuel and feedstock diversity. Dow will devote a significant R&D effort to the discovery of less energy- and carbon-intensive routes to our key high-volume chemical feedstocks, ethylene and propylene. Accelerating the utilization of innovative technologies — those that advance more efficient hydrocarbon production and reduce the environmental impact of its production and use — needs to be a priority.

We will use soy and other agricultural products, including glycerin, a by-product of biodiesel production, as chemical feedstocks. This will enable customers to exercise their commitment to technologies that consume less fossil fuel and other finite resources. Dow will also utilize its technological prowess to understand and address concerns with bio-feedstocks, which must resolve significant life-cycle issues to ensure that environmental, energy, and land use issues associated with them do not lead to unintended consequences.

Optimizing Use of Existing Energy Sources. Despite the increased role of alternative sources in the energy mix, hydrocarbons are expected to continue to play a leading role in total energy consumption well into this century.

Carbon capture and storage must be developed and proven to become a complementary technology to coal burning and gasification. In the next 10 years, Dow must find additional methods for CO_2 utilization as sequestration matures into commercial application. Because of our positioning and chemistry expertise, we will explore groundbreaking approaches to use CO_2 as a feedstock. For example, having an energy facility adjacent to a chemical facility may offer many other options for CO_2. Dow will seek for governments to indemnify early adopters of technologies that capture and/or store emitted CO_2.
Dow supports additional natural gas production, including in the Outer Continental Shelf in the U.S., in an environmentally responsible manner. Importing LNG is also a viable means by which to increase natural gas supplies.

Dow will aggressively promote the development of clean coal technology, such as coal gasification as a source of both energy and feedstocks, along with the use of economically-viable carbon capture and storage technologies.

During the period of technology transition, Dow will support the use of advanced coal-fired power plants that replace older, less-efficient units. For example, ultra-super critical pulverized coal plants that replace conventional coal plants, even without carbon capture readiness, will provide about a 35% improvement in efficiency and equivalent reductions in GHG emissions. Dow also supports the use of best available control technology (BACT) for emissions.

Our Goals for the Future

Dow's Vision

Dow will contribute to the world being well positioned to achieve carbon stabilization, a target described by Princeton Professors Socolow and Pacala (*Scientific American*, September 2006).

In the next two years, we will lay out a program for other alternative energy technologies, and will leverage our expertise in energy conservation to other sectors, geographies, and the general public.

2015 Goals

Dow has committed to reducing GHG intensity by 2.5% per year reduction in emissions per pound of produced product, from a 2005 baseline by 2015. Sustaining our 2015 intensity improvement between 2015 and 2050 will significantly reduce Dow's GHG emissions compared to a Dow business-as-usual scenario.

Dow will report validated GHG emissions reductions from the use of our major product lines and solutions. We are committed to developing additional products and solutions that deliver improved energy efficiency and/or GHG reduction. Our products are a key part of solving the climate change dilemma we all face.

Dow will reduce energy intensity 25 percent from 2005 to 2015. Dow will leverage its advantaged biofeedstocks into the energy solution. Dow will also invest a significant portion of its research and development to support and develop alternative energy and less carbon-intensive raw material sources, especially solar photovoltaics. Dow is committing to using its knowledge of materials, processing, and component design to develop building integrated solar photovoltaic systems at a cost of less than $0.06 per watt with a manufacturing capability of 100 megawatts. This represents a three-fold reduction from a 2005 cost.

Dow will lead in technology transfer by actively engaging in the creation and use of project offsets through the Joint Implementation/Clean Development Mechanism (JI/CDM) process created under the Kyoto Protocol. By 2008, we will have created a business model to demonstrate that the JI/CDM approach is a sustainable business.

2025 Goals

Dow will stop the growth of absolute emissions of GHG within the company. Our absolute emissions will remain below the 1990 baseline and we will begin on a journey of year-over-year reduction in GHG emissions.

Dow is committing to manufacture and supply a minimum of 1 gigawatt of built-in solar photovoltaics.

Dow aims to have renewable energy provide at least 400 megawatt equivalents, or 10% of Dow's global electrical demand in 2004 (Dow's base year for 2015 Sustainability Goals).

By 2050, Dow will have contributed to the achievement of a world in carbon equilibrium, a target described by professors Socolow and Pacala.

At least 50% of the energy consumed by Dow globally will be from non-carbon emitting sources. The energy mix will include renewables (e.g. wind and solar), alternatives (e.g. nuclear) and carbon sequestration technologies.

The Spirit and the Promise

- **Dow will focus its innovative Dow product and process ingenuity to continue providing solutions to the world's energy and chemical feedstock needs.** We will report regularly on our progress, our contributions, and our dilemmas with non-sustainable options while helping solve these challenges.
- **Dow will continue to advance and bring its world-class know-how and expertise in energy efficiency and conservation to other companies and countries** that are earlier in the technology cycle in order to deliver more rapid progress to reducing their contributions to the world's GHG emissions. We will continue to focus R&D and engineering resources on improving yields and energy efficiency of our processes. This will enable Dow to attain even lower energy intensity targets, and we will be recognized as the energy efficiency leader.
- **Dow will advocate for an international framework that establishes clear pathways to slow, stop, and reverse the rate of emissions** by all major carbon dioxide-emitting countries.
- **Dow will make the case that transparent, efficient and competitive energy markets worldwide are needed** and should be focused on the security of supply, sustainability and competitiveness. This will help maintain and improve the standard of living worldwide.
- **Dow will advocate for and participate in the monetization of carbon in fair marketplaces,** a critical objective in establishing country market mechanisms for cost-effective carbon management. Each country should be allowed to establish their own systems with targets set fairly for each industry sector with appropriate linkages to a globally negotiated system.
- Wherever we operate, we are enabled by the energy and feedstocks available in that country through its own governmental policies. **We will advocate for domestic policies that generate the most energy efficient and least GHG intensive processes and products possible.** Further, Dow pledges to be the most effective and efficient producer using available energy and feedstocks, wherever we operate.

Our Contributions to Date

- From 1995 to 2005, Dow has reduced its energy intensity (Btu per pound of product) by 22%, saving 900 trillion Btu, which is enough to power eight million homes for a full year. Since 1990, Dow has reduced its energy intensity by more than 38%.
- Dow has reduced its absolute GHG emissions by more than 20% since 1990, a more rapid reduction than required by Kyoto Protocol targets.


80
70
60
50
40
30
20
10
0
1990
1995
2000
2005
All GHGs
Kyoto GHGs
non-Kyoto GHGs

- GHG emission reductions achieved through the use of Dow products have more than offset the GHGs produced during the manufacture of those products. For example, Dow Automotive products reduce vehicle weight, thus improving fuel economy. And Dow Building solutions save energy. One square foot of one-inch-thick Styrofoam will save one ton of CO2 emissions over the average life of a house. Hundreds of millions of metric tons of CO_2 emissions are averted each year through the use of Styrofoam® products alone.


Energy Intensity Comparison: 1990 – 2005
Indexed Intensity (1990 = 100%)
110
100
90
80
70
60
50
40
1990
1995
2000
2005
US chemical industry energy consumption
USA total energy consumption
Dow global energy consumption

- Dow is enabling the generation of 2,400 megawatts (MW) of renewable energy through the use of Styrofoam® in windmill blades. Dow epoxy is also a critical component of most wind turbines operating today.
- Down-gauging of industrial stretch film (PE) saves 37 trillion Btu, equivalent to 293 million gallons of gasoline each year.

action fund
management.LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 10, 2008

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to The Dow Chemical Company; Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a January 8, 2008 request by The Dow Chemical Company for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management.LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 10, 2008

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to The Dow Chemical Company under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a January 8, 2008 request from The Dow Chemical Company ("Dow") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that Dow's request is without merit and that there is no legal or factual basis for Dow to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. Dow has not substantially implemented the Proposal.

The Proposal requests that Dow prepare a Global Warming report that describes and discusses,

> *...how action taken to date by Johnson & Johnson to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.*

None of the actions described by Dow in any way satisfy the Proposal's request:

- The discussion in the Management Discussion and Analysis of Dow's 2006 Form 10-K does not include any information on the impact of Dow's actions on global climate. There is no mention of any changes in mean global temperature, or any undesirable and weather-related events and disasters avoided by Dow's actions.

- The information on Dow's web site also does present any information relating to the impact of Dow's actions on global climate.

None of Dow's asserted goals, commitments, technologies, challenges, or models describe the impact of Dow's actions on global climate.

Dow claims that the Proposal only suggests that the requested report include information on Dow's impacts on global climate. This assertion is incorrect. The Proposal uses the term "may" simply because the proponent believes, based on prior Staff rulings, that a mandatory provision in a precatory shareholder proposal may render the proposal subject to exclusion.

Nevertheless, it is clear from the Proposal that shareholders who would vote for the proposal would desire that Dow report on the impact of its actions on global climate as opposed to Dow's goals, commitments, technologies, challenges, models and other information already available from other sources.

In summary, the Proposal requests that Dow report new information to shareholders. Thus, Dow has not already substantially implemented the Proposal.

II. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

III. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Dow's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Dow and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Dow and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Dow or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Dow's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Thomas E. Moran, Dow
Ronald O. Mueller, Gibson, Dunn & Crutcher

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 8, 2008

The proposal requests that the board prepare a global warming report.

There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Dow omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END